     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1997
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------


                                 AMRESCO, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                               59-1781257
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                             700 NORTH PEARL STREET
                               SUITE 2400, LB 342
                              DALLAS, TEXAS 75201
                                 (214) 953-7700
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------

                               L. KEITH BLACKWELL
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             700 NORTH PEARL STREET
                               SUITE 2400, LB 342
                              DALLAS, TEXAS 75201
                                 (214) 953-7700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                      ------------------------------------

                                   COPY TO:

                               MICHAEL M. BOONE
                            HAYNES AND BOONE, LLP
                            3100 NATIONSBANK PLAZA
                               901 MAIN STREET
                           DALLAS, TEXAS 75202-3789
                                (214) 651-5000

                      ------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                   PROPOSED MAXIMUM           PROPOSED MAXIMUM           AMOUNT OF
         TITLE OF EACH CLASS                AMOUNT TO BE          OFFERING PRICE PER         AGGREGATE OFFERING        REGISTRATION
    OF SECURITIES TO BE REGISTERED           REGISTERED                SHARE (1)                  PRICE (1)                 FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.05 per
share  . . . . . . . . . . . . . . . .    1,590,947 shares             $16.4375                $26,151,191.31            $7,924.60
===================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED APRIL 17, 1997


PROSPECTUS



                                 AMRESCO, INC.


                        1,590,947 SHARES OF COMMON STOCK


         The shares of Common Stock, $0.05 par value per share (the "Common Stock"), of AMRESCO, INC. (the "Company") covered by this Prospectus are shares which may be offered and sold (the "Offering"), from time to time, by certain shareholders of the Company (including trusts, limited partnerships or other limited liability entities to which one or more current shareholders of the Company may transfer all or some of their shares of Common Stock) (collectively, the "Selling Shareholders"). See "Selling Shareholders." All of the shares covered hereby will be sold only by the Selling Shareholders. This Prospectus does not purport to cover the initial issuance by the Company of the shares of Common Stock, but only the reoffer and resale of such shares by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

         The Selling Shareholders may from time to time sell the shares of Common Stock covered by this Prospectus to or through one or more underwriters, and may also sell shares of Common Stock directly to other purchasers or through agents, on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market price or at negotiated prices. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AMMB."

         SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


              The date of this Prospectus is ___________ ___, 1997

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

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                                                                           Page
                                                                           ----
Available Information.......................................................2
Incorporation of Certain Documents by Reference.............................3
Certain Definitions.........................................................4
The Company.................................................................5
Risk Factors................................................................7
Recent Developments........................................................10
Use of Proceeds............................................................11
Selling Shareholders.......................................................12
Description of Capital Stock...............................................15
Plan of Distribution.......................................................17
Legal Matters..............................................................18
Independent Accountants....................................................18

                                ---------------


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the Web site maintained by the Commission (http://www.sec.gov). The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006. The Company's Senior Notes, Series 1996-A due 1999, its 10% Senior Subordinated Notes due 2003 and its Senior Subordinated Notes, Series 1997-A due 2004 are listed on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Current Report on Form 8-K dated February 20, 1997, (iii) Current Report on Form 8-K dated March 6, 1997, (iv) Current Report on Form 8-K dated March 12, 1997 and (v) Registration Statement on Form 8-A, as amended by Form 8-A/A No. 1, dated November 7, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 700 North Pearl Street, Suite 2400, LB 342, Dallas, Texas 75201-7424, Attention: L. Keith Blackwell, Vice President, General Counsel and Secretary. Telephone requests may be directed to
L. Keith Blackwell, Vice President, General Counsel and Secretary of the Company, at (214) 953-7700.

                              CERTAIN DEFINITIONS

         The following are certain defined terms which may be used in this
Prospectus:

         "ACC"  means AMRESCO Capital Corporation, a subsidiary of the Company.

         "AMRESCO SERVICES" means a division of AMRESCO Management, Inc., a subsidiary of the Company.

         "ASSET PORTFOLIO" means a pool or portfolio of performing, nonperforming or underperforming commercial, industrial, agricultural and/or real estate loans.

         "CLC" means Commercial Lending Corporation, a Nevada corporation.

         "CLC ACQUISITION" means the Company's purchase of all of the outstanding capital stock of CLC and of certain assets of CLC IO, a sister company of CLC.

         "CLC IO" means CLC IO, Inc., a Nevada corporation.

         "COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

         "CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (e.g., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that obtains its funds by selling undivided interests in the revenue streams generated by the loans to public or private investors.

         "CONVERTIBLE SUBORDINATED DEBENTURES" means the Company's 8% Convertible Subordinated Debentures due 2005.

         "DUS" means the Delegated Underwriting and Servicing program established by Fannie Mae that permits a DUS approved lender to commit and close loans for multifamily mortgages for resale to Fannie Mae without Fannie Mae's prior approval of such loans.

         "FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

         "FANNIE MAE"  means the Federal National Mortgage Association.

         "FREDDIE MAC"  means the Federal Home Loan Mortgage Corporation.

         "FULL SERVICER" means an entity which serves as Primary Servicer, Master Servicer and Special Servicer on an Asset Portfolio.

         "HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

         "MASTER SERVICER" means an entity which provides administrative services with respect to securitized pools of mortgage-backed securities.

         "PREFERRED STOCK" means the Company's preferred stock, par value $1.00 per share.

         "PRIMARY SERVICER" means an entity which provides various administrative services with respect to loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

         "QUALITY"  means Quality Mortgage USA, Inc., a California corporation.

         "QUALITY ACQUISITION" means the Company's purchase of substantially all the operating assets, and the assumption of certain liabilities, of Quality Mortgage USA, Inc.

         "QUALITY PURCHASE AGREEMENT" means that certain agreement dated October 9, 1996 by and among ARMC and Quality, Calmac Funding, Russell and Rebecca Jedinak, DLJ Mortgage Capital, Inc., and DLJ Quality Partners, L.P.

         "REVOLVING LOAN AGREEMENT" means the Second Amended and Restated Loan Agreement dated as of February 7, 1997 and as subsequently amended, among the Company, NationsBank of Texas, as Agent, and the lenders which are parties thereto from time to time.

         "RULE 144" means Rule 144 promulgated under the Securities Act.

         "SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

         "SENIOR NOTES" means the Company's Senior Notes, Series 1996-A due
1999.

         "SENIOR SUBORDINATED NOTES DUE 2003" means the Company's 10% Senior Subordinated Notes due 2003.

         "SENIOR SUBORDINATED NOTES DUE 2004" means the Company's Senior Subordinated Notes, Series 1997-A due 2004.

         "SPECIAL SERVICER" means an entity which provides asset management and resolution services with respect to nonperforming or underperforming loans within a pool of performing loans and/or mortgages.

         "SUBORDINATED CERTIFICATES" means the unrated and uninsured tranches of collateralized residential or commercial mortgage-backed securities.

         "SUB-PRIME LOAN" means a residential mortgage loan to borrowers who do not qualify for conventional loans or whose borrowing needs are not met by traditional residential mortgage lenders. Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history.

         "WAREHOUSE" means a type of lending arrangement whereby loans funded or purchased and held for sale are financed by financial institutions or institutional lenders on a short-term basis and secured by the underlying loans.

                                  THE COMPANY

         The Company is a leading specialty financial services company engaged in residential mortgage banking, commercial mortgage banking, asset management, institutional real estate investment advisory services and commercial finance. The residential mortgage banking business involves originating, acquiring, warehousing and securitizing Sub-prime loans. The commercial mortgage banking business involves the origination, underwriting, placement, sale, securitization and servicing of commercial real estate mortgages. The asset management business involves acquiring at a discount to Face Value and managing and resolving Asset Portfolios to maximize cash recoveries. The Company manages and resolves Asset Portfolios acquired by the Company alone, acquired by the Company with co-investors and owned by third parties. The Company's institutional real estate investment advisory subsidiary provides real estate investment advice to various institutional investors (primarily pension funds). The commercial finance business involves providing high yield debt financing for businesses and projects which are unable to access traditional lending sources and providing construction loans for builders of single family residences.

BUSINESS STRATEGY

         The Company's original business of managing and resolving Asset Portfolios for third parties developed as a result of the takeover of failed thrifts and banks by the federal government's deposit insurance agencies in the late 1980s. In 1994, the Company implemented a growth strategy to expand its business lines and to leverage upon business opportunities in those specialty finance markets that capitalize on the Company's competitive strengths and reputation. The key elements of the Company's business strategy now include:

         o growing its participation in the origination, acquisition and securitization of Sub-prime loans;

         o expanding its presence in the commercial mortgage banking market through greater market penetration and by increasing its participation in the market for securitization of commercial mortgages;

         o investing for its own account in Asset Portfolios and continuing to provide high quality management and resolution services to co-investors and other third-party owners of Asset Portfolios;

         o expanding its institutional real estate investment advisory business to complement the Company's existing business lines; and

         o developing and acquiring additional businesses which complement the Company's existing core capabilities in specialty financial services.

         The Company will continue to identify, develop and market specialized financial products that combine and leverage upon the various complementary skills existing within the Company's business groups as well as expand its crossmarketing of products and services among its business lines.

RESIDENTIAL MORTGAGE BANKING

         General. The Company originates, acquires, warehouses and securitizes Sub-prime loans. Borrowers under such loans may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history. The Company believes that this market is large and is underserved by traditional lenders. Therefore, there is less competition in this market and interest rates are higher than on mortgage loans for more creditworthy borrowers. The Company believes that the higher interest rates offered by the Sub-prime loan market are attractive even after taking into account the potentially greater credit risk associated with such borrowers.

         Loan Sources. The Company both originates loans and acquires loan portfolios from third-party originators. The Company originates Sub-prime loans through a nationwide network of approximately 50 offices in 32 states. These offices enable the Company to maintain local relationships with over 4,500 Company-approved mortgage brokers. The Company also acquires portfolios of and individual Sub-prime loans from third-party loan originators. The Sub-prime loans originated and purchased by the Company are then warehoused by the Company for securitization.

         Securitization. Loan originations and acquisitions are funded through warehouse credit facilities arranged by the Company until the Company accumulates loans of an aggregate principal amount sufficient to permit efficient securitization of the loan pool (generally, in excess of $250.0 million). The loans are then conveyed to a special purpose trust that sells into the secondary market various tranches of rated collateralized mortgage-backed securities representing undivided interests in the revenue streams generated by the loans. Subordinated Certificates issued by the trust are purchased by the Company. The Company either retains these Subordinated Certificates or pools and sells them in private sales. The Company also acquires Subordinated Certificates from Sub-prime, jumbo and non-standard residential mortgage securitizations organized by third parties. The Company does not currently service any residential loans it originates or acquires. The mortgage-backed securities publicly sold to date by the Company have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service, Inc. To achieve these ratings the Company has used a combination of over-collateralization techniques and financial guaranty insurance.

COMMERCIAL MORTGAGE BANKING

         General. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling and servicing commercial real estate loans through Holliday Fenoglio, ACC and AMRESCO Services.

         Commercial Mortgage Banking Business. Holliday Fenoglio primarily serves commercial real estate developers and owners by originating commercial real estate loans and acting as a broker on commercial real estate sales through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Buffalo, Dallas, Houston, New York City, Orange County (California), Orlando, Portland (Oregon) and San Diego. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, principally insurance companies, and by Conduit Purchasers. The Company believes that Holliday Fenoglio's relationship and credibility with its institutional lender network provide the Company with a competitive advantage in the commercial mortgage banking industry.

         ACC is a mortgage banker that originates and underwrites commercial real estate loans that are funded primarily by Conduit Purchasers and Fannie Mae. Unlike Holliday Fenoglio, ACC makes certain representations and warranties concerning the loans it originates. These representations cover title to the property, lien priority, environmental reviews and certain other matters. ACC targets mortgage loans for commercial real estate properties suitable for sale to Conduit Purchasers that accumulate loans for securitization programs. ACC serves its market directly through ACC's offices located in Dallas, Miami, Washington, D.C. and Winston-Salem, as well as through a network of approximately 40 independent mortgage brokers located throughout the United States. ACC has established a financing and advisory relationship with a major Wall Street investment bank whereby ACC originates commercial mortgages, which are funded and securitized by a partnership through which ACC shares in the accumulation and securitization profits and risks. ACC is approved by Fannie Mae to participate in its DUS program, which ACC believes makes it a more competitive loan originator and underwriter of multifamily mortgages. ACC is also an approved lender in the Freddie Mac multifamily sales/servicer program in the states of Florida, North Carolina and South Carolina.

         Commercial Loan Servicing Business. The Company serves as a Primary Servicer for whole loans and as a Master/Full Servicer for securitized pools of commercial mortgages through AMRESCO Services. The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios held by numerous passive investors. The revenue stream from servicing contracts on commercial mortgages is relatively predictable as prepayment penalties in commercial mortgages discourage early loan payoffs, a risk that is more significant to servicers of residential mortgage portfolios.

ASSET MANAGEMENT

         General. The Company manages and resolves Asset Portfolios acquired at a discount to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves Asset Portfolios owned by third parties. Asset Portfolios generally include secured loans of varying qualities and collateral types. The majority of the loans in the Asset Portfolios in which the Company invests are in payment default at the time of acquisition. Asset Portfolios purchased by the Company are currently comprised primarily of collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. While the majority of the Asset Portfolios managed or owned by the Company are located in the United States, the Company has opened offices in Toronto and London through which it pursues Asset Portfolio acquisition opportunities and manages its investments in Canada and Western Europe. The Company may open other offices and seek strategic alliances in other international markets.

         Asset Portfolio Investment. The Company invests in Asset Portfolios by purchasing them alone or with co-investors. The Face Values of Asset Portfolios acquired solely by the Company have ranged between approximately $0.5 million and approximately $96.8 million, whereas Asset Portfolios owned by it with co-investors have ranged up to approximately $426.8 million, with investments by the Company ranging from approximately $0.1 million to $17.6 million. The Company generally funds its share of any investment with a combination of borrowings under its existing credit lines and internal cash flow.

         Third Party Asset Management and Resolution Services. The Company acts as a Special Servicer to third parties pursuant to contracts with owners of Asset Portfolios (including partnerships, joint ventures and other groups in which the Company is a co-investor). Management of Asset Portfolios includes developing loan resolution strategies and resolving loans, overseeing and managing collateral condition and performance, and providing routine accounting services. Servicing contracts provide incentives for the Company to resolve Asset Portfolios in order to maximize returns to third party owners.

INSTITUTIONAL REAL ESTATE INVESTMENT ADVISORY

         The Company provides real estate investment advice to various institutional investors (primarily pension funds) seeking to invest a portion of their funds in real estate and related investments. Although the Company is paid acquisition and disposition fees by some of its clients, its principal form of revenue from this activity is asset management fees, which are based on the cash flow of the investments under management or are negotiated at the time of the client's investment in a property.

         The Company is marketing to institutional investors the opportunity to invest in Subordinated Certificates issued in commercial and residential mortgage securitizations through investment funds being organized by the Company. The Company believes that because of its experience in evaluating and underwriting higher risk loans, it can take advantage of investment opportunities that are presented by such Subordinated Certificates. The Company expects that a majority of its investments in Subordinated Certificates in the future will be through these funds. As a policy, the Company will not sell to these funds Subordinated Certificates created in securitizations organized by the Company.

COMMERCIAL FINANCE

         The Company's commercial finance business was formally commenced in 1996 and has not contributed materially to the Company's revenues or net income to date. However, the Company intends to expand its commercial finance business through acquisitions of targeted niche finance companies and internal start-ups. On March 31, 1997, the Company purchased CLC, an originator, securitizer and servicer of franchise and commercial mortgage loans. See "Recent Developments." The Company's commercial finance business currently involves: (i) providing high yield debt financing for businesses and projects which are unable to access traditional lending sources and (ii) providing construction financing for builders of single family residences.

         See the information under the caption "Business" in the Annual Report on Form 10-K for the year ended December 31, 1996, for a more complete description of the Company's business.

         The Company is a Delaware corporation. The Company's principal executive offices are located at and its mailing address is 700 North Pearl Street, Suite 2400, Dallas, Texas 75201-7424 and its telephone number at that address is (214) 953-7700.

                                  RISK FACTORS

         Investors should carefully consider the following matters in connection with an investment in the Common Stock, in addition to the other information contained or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters and certain other factors noted throughout this Prospectus, as well as any exhibits to the Registration Statement of which this Prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements.

CHANGE IN BUSINESS MIX AND MANAGEMENT OF GROWTH

         In early 1994, the Company made the strategic decision to diversify its business lines. The Company has entered the residential mortgage banking, commercial mortgage banking, institutional real estate investment advisory and commercial finance businesses through a combination of acquisitions and the internal startup of new business lines, as well as increased its investments in Asset Portfolios. These businesses contributed a substantial portion of the Company's revenue and operating income in 1995, and the Company expects they will continue to contribute a substantial portion of its revenue and operating income for the foreseeable future. The rapid entry of the Company into these business lines has resulted in increased demands on the Company's personnel and systems. As part of its business strategy, the Company intends to acquire additional businesses which complement the Company's core capabilities in specialty financial services. The Company must successfully continue its assimilation of multiple acquired businesses with differing markets, customer bases, financial products, systems and managements. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

         On October 25, 1996, the Company consummated the Quality Purchase Agreement pursuant to which the Company acquired substantially all the operating assets of Quality and thereby entered the Sub-prime loan origination business. In addition to the risks associated with diversifying into new business lines described above, the Quality Acquisition presents several other specific risks. Quality has experienced declining loan volumes, a high rate of employee turnover, including high level management, and increased competition. The Company must stabilize Quality's work force, strengthen Quality's senior and middle management, upgrade Quality's information and data processing systems and successfully integrate a nationwide Sub-prime loan origination business with its existing business lines. There can be no assurance that the Company will be successful in all of these efforts.

NEED FOR ADDITIONAL FINANCING

         General. The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. The Company has no commitments for borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock. The Company's ability to repay its outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

         Dependence on Warehouse Financing. The Company's commercial and residential mortgage securitization businesses depend upon warehouse facilities with financial institutions or institutional lenders to finance the Company's purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's growth strategy requires continued availability of warehouse facilities and may require increases in the capacity of warehouse facilities. There can be no assurance that such financing will be available on terms reasonably satisfactory to the Company. The inability of the Company to arrange additional warehouse facilities or to extend or replace existing facilities when they expire would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's outstanding securities.

RISKS OF SECURITIZATION

         Significance of Securitization. The Company currently believes that it will become increasingly dependent upon its ability to securitize mortgage loans by pooling and subsequently selling them in the secondary market in order to generate revenues, earnings and cash flows. Accordingly, adverse changes in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. The Company endeavors to effect public securitizations of its loans on at least a quarterly basis. However, market and other considerations, including the conformity of loans to insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of loans beyond a quarter end would delay any expected gain on sale beyond the given quarter and adversely affect the Company's reported earnings for such quarter.

         Impact of Gains on Sale. The Company entered the residential mortgage banking business in 1995, and since that time an increasing portion of its revenues have been attributable to non-cash gains on sale. If the Company continues to increase its reliance on securitizations, non-cash gains on sale may continue to increase as a percentage of total revenues.

         Importance of Credit Enhancement. In order to optimize access to the secondary market for residential mortgage-backed securities, the Company may rely on monoline insurance companies to provide, in exchange for premiums, a guarantee on outstanding senior interests in the related securitization trusts to enable it to obtain a "AAA/Aaa" rating for such interests. Any unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools could have a material adverse effect on the Company's financial position, expected gain on sale and results of operations.

         Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it pools and securitizes. The Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. Accordingly, the Company has a claim against the originator in the event of a breach of any of these representations made by the originators. However, the Company's ability to recover on any such claim is dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

         Investment in Subordinated Certificates. The Company derives a significant portion of its reported income from its investment in Subordinated Certificates created in securitizations completed by the Company. The earnings on such Subordinated Certificates represent the excess of the interest and principal paid by a borrower on a loan over the interest and principal passed through to the investor acquiring an interest in such loan, less the normal servicing and other fees and credit losses realized. When such loans are pooled, the Company recognizes as a gain the estimated fair value of the Subordinated Certificates, net of the Company's upfront costs of purchasing and securitizing the underlying loans. The estimated fair value of the Subordinated Certificates is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. Accordingly, no assurance can be given that these securities could in fact be sold or recovered at their stated values on the balance sheet, if at all.

         Contingent Risks. Although the Company sells substantially all the mortgage loans which it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The documents governing the Company's securitization program require the Company to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of the Subordinated Certificates. Such amounts serve as credit enhancement for the related trust and are therefore available to fund losses realized on loans held by such trust. In addition, documents governing the Company's securitization program require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale.

RISKS RELATED TO SUB-PRIME LOANS

         The Sub-prime loan market is comprised of credit-impaired borrowers who generally have significant equity in their homes and whose borrowing needs are not currently met by traditional financial institutions. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to more creditworthy borrowers. While the Company believes that the underwriting criteria and collection methods it employs enable it to reduce the higher risks inherent in loans made to credit-impaired borrowers, no assurance can be given that such criteria or methods will afford adequate protection against higher delinquencies, foreclosures or losses than anticipated and, as a result, the Company's financial condition or results of operation could be adversely affected.

CYCLICALITY OF AND COMPETITION IN THE ASSET MANAGEMENT BUSINESS

         The asset management business is affected by long-term cycles in the general economy. In addition, the volume of domestic Asset Portfolios available for purchase by investors or management by third party servicers such as the Company has generally declined since 1993. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful bids to purchase Asset Portfolios. The acquisition of Asset Portfolios has become highly competitive in the United States. This may require the Company to acquire Asset Portfolios at higher prices thereby lowering profit margins on the resolutions of such Asset Portfolios. Under certain circumstances the Company may choose not to bid for Asset Portfolios which it believes cannot be acquired at attractive prices. As a result of all the above factors, Asset Portfolio purchases may vary significantly from quarter to quarter.

GENERAL ECONOMIC CONDITIONS

         Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of nonperforming loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Asset Portfolio, thereby negatively impacting the rate of return realized from such Asset Portfolio. Economic downturns and rising interest rates also may reduce the number of loan originations by the Company's commercial mortgage banking business and negatively impact its commercial and residential mortgage securitization activity.

         In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on residential mortgage loans and may have an adverse effect on the Company's business, financial condition and results of operations. Such periods also may be accompanied by decreased consumer demand for residential mortgages, resulting in declining values of homes securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes for sale during recessionary economic periods may depress the prices at which foreclosed homes may be sold or delay the timing of such sales. There can be no assurance that the housing markets will be adequate for the sale of foreclosed homes and any material deterioration of such markets could reduce recoveries from the sale of repossession inventory.

CERTAIN COMMERCIAL LOAN ORIGINATION AND SERVICING RISKS

         When borrowers are delinquent in making monthly payments on commercial mortgage loans serviced by the Company, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month. In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's consolidated financial position or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's financial position and results of operations.

         As a participant in the Fannie Mae DUS program, the Company must accept a first loss risk on loans originated by the Company. In addition, the Company must also make certain representations and warranties concerning loans originated by the Company and sold to Conduit Purchasers or Fannie Mae. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters.

ASSET PERFORMANCE ASSUMPTIONS

         The Company's business, financial condition, results of operations and liquidity depend, to a material extent, on the performance of loans owned directly or backing securities purchased and sold by the Company. The carrying value of the Company's Asset Portfolios and certain other assets has been determined in part using estimates of future cash flows based on assumptions concerning future default and prepayment rates that are consistent with the Company's historical experience and market conditions and present value discount rates that the Company believes would be requested by an unrelated purchaser of an identical stream of estimated cash flows. Management believes that the Company's estimates of cash flows were reasonable at the time such estimates were made. However, the actual rates of default and/or prepayment on such assets may exceed those estimated and consequently may adversely affect anticipated future cash flows, results of operations and reported earnings. The Company periodically reviews its loss and prepayment assumptions in relation to current performance of the loans and market conditions and, if necessary, provides for the impairment of the respective asset. The Company's business, financial condition and results of operations could be materially adversely affected by such adjustments in the future. No assurance can be given that loan losses and prepayments will not exceed the Company's estimates or that such assets could be sold at their stated value on the balance sheet, if at all.

INTEREST RATES

         Since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, are at variable rates of interest, the Company may be impacted by increases in interest rates. In addition, the value of its interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates. The Company monitors the interest rate environment and employs prefunding or other hedging strategies designed to mitigate the impact of changes in interest rates. However, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. A significant decline in interest rates could result in increased prepayment of outstanding loans.

         A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's residential Subordinated Certificates by increasing the level of loan prepayments. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise. In addition, inverse or flattened interest yield curves could have an adverse impact on the earnings of the Company because the loans pooled and sold by the Company have long-term rates while the senior interests in the related trusts are priced on the basis of intermediate rates.

GOVERNMENT REGULATION

         The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company. There are also, among other risks, uncertainties concerning the business practice of paying back points to residential mortgage brokers.

RISKS OF HEDGING TRANSACTIONS

         The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movement.

FOREIGN OPERATIONS

         The Company's asset management business has entered into, and intends to continue to enter into, contracts to purchase and to manage and resolve Asset Portfolios located in Canada and Western Europe and may in the future expand into other foreign countries. Foreign operations are subject to various special risks, including currency translation risks and currency exchange rate fluctuations (which the Company intends to mitigate with currency hedging arrangements as available and economical) and exchange controls. Changes in foreign exchange rates may have an adverse effect on the Company's financial condition and results of operations. In addition, earnings of foreign operations are subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis.

COMPETITION

         All of the business lines in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities or to survive periods of industry consolidation. Moreover, there cannot be any assurance that Asset Portfolio purchasers/owners for whom the Company provides Asset Portfolio management services will not build their own management and resolution staffs and reduce or eliminate their outsourcing of these services.

         The Company is experiencing greater competition in its residential mortgage banking business. The Company has experienced increasing competition from other Conduit Purchasers in the acquisition of Sub-prime loan portfolios. In addition, the Company expects to encounter significant competition in the Sub-prime loan origination market.

         Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Asset Portfolio at an economically unattractive price). In addition, the increasing competition in this business line has caused the Company to experience decreasing profit margins in its Asset Portfolio business in order to remain a competitive bidder for Asset Portfolios and has caused the Company to redeploy its capital in other more profitable product lines.

         The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and residential mortgage securitization business, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost capital for customers.

ANTI-TAKEOVER CONSIDERATIONS

         The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, authorized "blank check" Preferred Stock, supermajority voting requirements on certain matters and prohibitions against certain business combinations. The Indentures governing the Senior Subordinated Notes due 2003, the Senior Subordinated Notes due 2004, and the Senior Notes require the Company to repurchase all outstanding Senior Subordinated Notes due 2003, Senior Subordinated Notes due 2004 and Senior Notes in the event of certain change of control transactions. These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the stockholders. See "Description of Capital Stock -- Delaware Law and Certain Corporate Provisions."

                              RECENT DEVELOPMENTS

COMMERCIAL LENDING CORPORATION ACQUISITION

         On March 31, 1997, the Company purchased all of the outstanding capital stock of CLC, an originator, securitizer and servicer of franchise and commercial mortgage loans, for (i) 1,335,203 shares of Common Stock and (ii) an additional number of shares of Common Stock issuable periodically based on the operating performance of CLC from March 31, 1997 through March 31, 2000 (the "CLC Earnout"). In addition, the Company acquired certain management contract rights from CLC IO, a sister company of CLC, for (i) 600,336 shares of Common Stock and (ii) an additional number of shares of Common Stock to be issued after CLC's next securitization.

OFFERING OF SENIOR SUBORDINATED NOTES DUE 2004

         On March 12, 1997, the Company completed a public offering of $192.5 million aggregate principal amount of Senior Subordinated Notes due 2004. The Senior Subordinated Notes due 2004 were registered pursuant to the Company's $250.0 million shelf registration statement, which was declared effective by the Securities and Exchange Commission on July 1, 1996. The Senior Subordinated Notes offering was the second takedown from such shelf registration statement. The first takedown was the $57.5 million offering of the Senior Notes. The price to the public of the $192.5 million second takedown was 99.701% and the underwriting discount was 2.75%. The net proceeds of the offering were used to reduce outstanding bank borrowings. The Senior Subordinated Notes due 2004 mature on March 15, 2004 and are not redeemable prior to maturity. Interest on the Senior Subordinated Notes due 2004 is payable semi-annually on March 15 and September 15 of each year, at the rate of 10% per annum beginning September 15, 1997. The Senior Subordinated Notes due 2004 are not secured.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         This Prospectus covers offers from time to time by each Selling Shareholder of the Common Stock owned by such person. The registration of the shares of Common Stock offered for resale hereby is pursuant to the CLC Registration Rights Agreement.

         The following table lists the name of each Selling Shareholder, the number of shares of Common Stock owned by each Selling Shareholder before this Offering, the number of shares of Common Stock that may be offered by each Selling Shareholder pursuant to this Prospectus and the number of shares of Common Stock to be owned by each Selling Shareholder upon completion of the Offering if all shares registered hereby are sold. None of the Selling Shareholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates in the last three years. The information below is as of the date of this Prospectus.

                            NUMBER OF SHARES    NUMBER OF SHARES   NUMBER OF SHARES
       NAME OF                SHARES OWNED      BEING REGISTERED     OWNED AFTER
 SELLING SHAREHOLDERS     BEFORE THIS OFFERING    FOR RESALE       THIS OFFERING(1)
--------------------      --------------------  ----------------   ----------------
CLC IO, Inc.                    600,336            600,336                  0
Lowell Fulkerson (2)            313,537             50,000            263,537
Todd Lindsey (2)                305,845            305,845                  0
John Prehn (2)                  317,383            317,383                  0
Peter Wachtell (2)              317,383            317,383                  0


TOTAL                         1,854,484          1,590,947            263,537
                              =========          =========          =========


(1) Assumes all shares held by such Selling Shareholder and registered hereby will be offered and sold.

(2) Certain Selling Stockholders, other than CLC IO, may transfer some or all of their shares of Common Stock into trusts, limited partnerships or other limited liability entities, in which case, sales of the Common Stock may be made by such trusts, limited partnerships or other limited liability entities. This Prospectus also covers any sales of Common Stock by such trusts, limited partnerships or other limited liability entities.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of April 2, 1997, the Company had issued and outstanding 35,993,714 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately 2,800 holders of record of the outstanding shares of Common Stock.

         The following summary of the Company's Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

         Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. From October 1993 through October 1995, the Company paid a quarterly dividend of $0.05 per share on shares of Common Stock. In October 1995, the Company announced that it would discontinue its policy of paying cash dividends. The Board of Directors determined to retain all earnings to support anticipated growth in the current operations of the Company and to finance future expansion. The Company's Revolving Loan Agreement and the indentures governing certain of the Company's debt securities restrict the payment of cash dividends unless certain earnings tests are satisfied. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Preferred Stock and indebtedness by the Company. Further declarations and payments of cash dividends, if any, will be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

         Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the shareholders. With respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at a meeting and entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided by law or in the Certificate of Incorporation. The DGCL requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, sale of substantially all assets, dissolution or amendment of the Certificate of Incorporation. Holders of the shares of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

PREFERRED STOCK

         The Board of Directors may, without approval of the Company's shareholders, from time to time, authorize the issuance of Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Board of Directors may determine. The relative rights, preferences and limitations that the Board of Directors has the authority to determine as to any such series of Preferred Stock include, among other things, dividend rates, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Board of Directors has the power to establish the relative rights, preferences and limitations of each series of Preferred Stock, it may afford to the holders of any such series preferences and rights senior to the rights of the holders of shares of Common Stock. Although the Board of Directors has no intention at the present time of doing so, it could cause the issuance of Preferred Stock that could discourage an acquisition attempt or other transaction that some, or a majority of, the shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their shares of Common Stock over the market price of such shares.

DELAWARE LAW AND CERTAIN CORPORATE PROVISIONS

         The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless either (i) prior to the date at which the shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction in which the person became an interested shareholder, (ii) the shareholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the shareholder became an interested shareholder or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at a meeting of the shareholders (and not by written consent) held on or subsequent to the date on which the person became an "interested shareholder" of the business combination. An "interested shareholder" is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, together with affiliates and associates, at any time within the prior three years did own) 15% or more of the corporation's voting stock and the affiliates and associates of such person.
Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested shareholder.

         The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms; (ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) a requirement that special meetings of shareholders may be called only by the Board of Directors, the Chairman of the Board or holders of at least one-tenth of all the shares entitled to vote at the meeting; (iv) the elimination of shareholder action by written consent; (v) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (vi) the requirement that the Article in the Certificate of Incorporation creating the staggered board may only be amended by the vote of at least 66% of the voting securities of the Company; and (vii) a requirement that certain business combinations between the Company and a record or beneficial owner of more than five percent of any class of an equity security of the Company must be approved by the holders of a majority of the Company's securities, excluding those securities held by such record or beneficial owner, voted at a meeting called for the purpose of approving such business combination.

INDEMNIFICATION AND LIMITED LIABILITY

         The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its shareholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability under
Section 174 of the DGCL for unlawful distributions, or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

         Subject to certain limitations, the Company's executive officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

REGISTRATION RIGHTS

         In connection with the CLC Acquisition, the Company entered into an agreement granting registration rights (the "CLC Registration Rights Agreement") to (i) the former owners of CLC, including the Selling Shareholders, and (ii) CLC IO. Pursuant to the CLC Registration Rights Agreement, these holders may exercise demand or "piggyback" registration rights with respect to shares of Common Stock paid to them at the closing of the CLC Acquisition or subsequently paid to them pursuant to the CLC Earnout. The Company is obligated to register Common Stock up to three times pursuant to the demand registration rights provisions of the CLC Registration Rights Agreement. The registration rights cease to apply to shares of Common Stock when such shares (i) have been effectively registered under the Securities Act and sold or distributed pursuant to an effective registration statement or (ii) have become eligible to be sold or distributed pursuant to Rule 144 (within the then-applicable volume limitation pursuant to Rule 144(e)) or Rule 144(k). These registration rights are subject to certain conditions and limitations, including the right of underwriters to restrict the number of shares offered in a "piggyback" registration.

         In addition, the Company has entered into an agreement granting registration rights (the "Prior Registration Rights Agreement") with certain holders of Common Stock including Mr. James P. Cotton, Jr. and Mr. Gerald E. Eickhoff (both of whom are directors of the Company). Pursuant to the Prior Registration Rights Agreement, these holders may exercise demand or "piggyback" registration rights with respect to shares of Common Stock held by them. The Company is obligated to register stock on only two occasions pursuant to the demand registration rights. The Prior Registration Rights Agreement has a term of three years for demand registration rights and five years for "piggyback" registration rights. These registration rights are subject to certain conditions and limitations, including the right of underwriters to restrict the number of shares offered in a registration.

OTHER MATTERS

         The Common Stock is listed on Nasdaq National Market under the symbol "AMMB." The Bank of New York is the transfer agent and registrar for the Common Stock.

                              PLAN OF DISTRIBUTION

         The shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at market prices prevailing at the time of the sale, at prices related to the then prevailing market price or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (iii) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

         In connection with the sale of shares of Common Stock covered hereby, underwriters or agents may receive compensation from the Selling Shareholders or from purchasers of the shares of Common Stock covered hereby for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares of Common Stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of shares of Common Stock covered hereby may be deemed to be underwriters, and any discounts or commissions received by them from the selling Shareholders and any profit on the resale of shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

         The CLC Registration Rights Agreement provides that the Company will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

         This Offering will terminate on the earlier of (i) the date on which all shares offered hereby have been sold by the Selling Shareholders or (ii) the 120th day after the date hereof.


                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company. Mr. Blackwell currently owns beneficially 8,904 shares of Common Stock (excluding 10,501 unvested shares allocated under the Company's restricted stock plan) and holds options to purchase 46,165 shares of Common Stock.

                                    EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon their authority as experts in accounting and auditing.

         The consolidated balance sheets of Quality as of September 30, 1995 and 1996, and the consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended September 30, 1996, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance of the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission Registration Fee................    $   7,925
Nasdaq National Market Listing Fee.................................       17,500
Printing Expenses..................................................        3,000
Accounting Fees and Expenses.......................................        4,000
Legal Fees and Expenses............................................        5,000
Fees of Transfer Agent and Registrar...............................          500
Miscellaneous Expenses.............................................        2,075
                                                                       ---------
   Total...........................................................    $  40,000
                                                                       =========

         All of the above expenses except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee are estimated. All of such expenses will be borne by the Company.

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Amended and Restated Certificate of Incorporation (the "Certificate") and the Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify, to the full extent permitted by law, any person against liabilities arising from their service as directors, officers, employees or agents of the Company. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

         Section 145 further provides that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         The Certificate and the Bylaws provide that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this provision related to director's liability shall not adversely affect any right or protection of a director of the Company existing immediately prior to such repeal or modification. Further, if the DGCL shall be repealed or modified, the elimination of liability of a director provided in the Certificate and the Bylaws shall be to the fullest extent permitted by the DGCL as so amended.

         Pursuant to Registration Rights Agreements with certain stockholders of the Company, the Company has agreed to indemnify such stockholders against certain liabilities, including liabilities under the Securities Act or otherwise. For the undertaking with respect to indemnification, see Item 17 herein.

ITEM 16.      EXHIBITS


   EXHIBIT NO.                              EXHIBIT

       4.1         Restated Certificate of Incorporation, as amended, filed as
                   Exhibit 3(i) to the Company's Form 10-Q for the quarter
                   ended September 30, 1995, as amended by Form 10-Q/A No. 1
                   dated October 25, 1995 (the "September 1995 10-Q"), which
                   exhibit is incorporated herein by reference.
       4.2         Amended and Restated Bylaws as of May 23, 1994, filed as
                   Exhibit 3(f) to the Company's Annual Report on Form 10-K for
                   the fiscal year ended December 31, 1995, which exhibit is
                   incorporated herein by reference.
       4.3         Revolving Loan Agreement, dated as of September 29, 1995,
                   among the Company, certain subsidiaries of the Company,
                   NationsBank of Texas, N.A. as Agent, and the Banks named
                   therein, filed as Exhibit 10(b) to the Company's September
                   1995 10-Q, which exhibit is incorporated herein by
                   reference.
       4.4         First Amendment to Credit Agreement, dated as of November
                   21, 1995, among the Company and NationsBank of Texas, N.A., as agent, and the Banks named therein, and consented to by certain of the Company's subsidiaries, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No.
                   33-65329), which exhibit is incorporated herein be
                   reference.
       4.5         Specimen Common Stock Certificate, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3 (No.
                   33-63683), which exhibit is incorporated herein by
                   reference.
       4.6*        Registration Rights Agreement, dated as of March 31, 1997, by and among the Company and Lowell Fulkerson, Todd Lindsey,
                   Matthew Moore, John Prehn, Peter Wachtell and CLC IO, Inc.
       5.1*        Opinion of L. Keith Blackwell, General Counsel of the
                   Company, as to the validity of Common Stock to be offered.
      23.1*        Consent of L. Keith Blackwell, contained in the opinion
                   filed as Exhibit 5.1.
      23.2*        Consent of Deloitte & Touche LLP.
      23.3*        Consent of Coopers & Lybrand, L.L.P.
      24.1*        Power of Attorney of the Directors and certain Executive
                   Officers of the Company.

--------------

*        Filed herewith.

ITEM 17.      UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i)      to include any prospectus required by Section 10(a)
                           (3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 16th day of April, 1997.

                                          AMRESCO, INC.

                                          By:      /s/ L. KEITH BLACKWELL
                                             -----------------------------------
                                                      L. Keith Blackwell
                                                General Counsel and Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the 16th day of April, 1997:

             SIGNATURE                                    TITLE
             ---------                                    -----
       ROBERT H. LUTZ, JR.*                      Chairman of the Board and
-----------------------------------              Chief Executive Officer
        Robert H. Lutz, Jr.


       ROBERT L. ADAIR III*                      Director, President and
-----------------------------------              Chief Operating Officer
        Robert L. Adair III


         BARRY L. EDWARDS*                       Executive Vice President and
-----------------------------------              Chief Financial Officer
         Barry L. Edwards                        (Principal Financial Officer)


       JAMES P. COTTON, JR.*                     Director
-----------------------------------
       James P. Cotton, Jr.


        RICHARD L. CRAVEY*                       Director
-----------------------------------
        Richard L. Cravey


        GERALD E. EICKHOFF*                      Director
-----------------------------------
        Gerald E. Eickhoff


         WILLIAM S. GREEN*                       Director
-----------------------------------
         William S. Green


         AMY J. JORGENSEN*                       Director
-----------------------------------
         Amy J. Jorgensen


        JOHN J. MCDONOUGH*                       Director
-----------------------------------
        John J. McDonough


        BRUCE W. SCHNITZER*                      Director
-----------------------------------
        Bruce W. Schnitzer


        RONALD B. KIRKLAND*                      Vice President and Chief
-----------------------------------              Accounting Officer
        Ronald B. Kirkland                       (Principal Accounting Officer)

         L. Keith Blackwell, by signing his name hereto, does sign and execute this Registration Statement on behalf of each of the above-named officers and directors of the Registrant on this 16th day of April, 1997, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and filed with the Securities and Exchange Commission.


*By:     /s/ L. KEITH BLACKWELL
     ---------------------------------
             L. Keith Blackwell
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                            SEQUENTIALLY
                                                                                              NUMBERED
   EXHIBIT NO.                                EXHIBIT                                           PAGE
   -----------                                -------                                       ------------
       4.1         Restated Certificate of Incorporation, as amended, filed as
                   Exhibit 3(i) to the Company's Form 10-Q for the quarter
                   ended September 30, 1995, as amended by Form 10-Q/A No. 1
                   dated October 25, 1995 (the "September 1995 10-Q"), which
                   exhibit is incorporated herein by reference.
       4.2         Amended and Restated Bylaws as of May 23, 1994, filed as
                   Exhibit 3(f) to the Company's Annual Report on Form 10-K for
                   the fiscal year ended December 31, 1995, which exhibit is
                   incorporated herein by reference.
       4.3         Revolving Loan Agreement, dated as of September 29, 1995,
                   among the Company, certain subsidiaries of the Company,
                   NationsBank of Texas, N.A. as Agent, and the Banks named
                   therein, filed as Exhibit 10(b) to the Company's September
                   1995 10-Q, which exhibit is incorporated herein by
                   reference.
       4.4         First Amendment to Credit Agreement, dated as of November
                   21, 1995, among the Company and NationsBank of Texas, N.A., as agent, and the Banks named therein, and consented to by certain of the Company's subsidiaries, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No.
                   33-65329), which exhibit is incorporated herein be
                   reference.
       4.5         Specimen Common Stock Certificate, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-3 (No.
                   33-63683), which exhibit is incorporated herein by
                   reference.
       4.6*        Registration Rights Agreement, dated as of March 31, 1997, by and among the Company and Lowell Fulkerson, Todd Lindsey,
                   Matthew Moore, John Prehn, Peter Wachtell and CLC IO, Inc.
       5.1*        Opinion of L. Keith Blackwell, General Counsel of the
                   Company, as to the validity of Common Stock to be offered.
      23.1*        Consent of L. Keith Blackwell, contained in the opinion
                   filed as Exhibit 5.1.
      23.2*        Consent of Deloitte & Touche LLP.
      23.3*        Consent of Coopers & Lybrand, L.L.P.
      24.1*        Power of Attorney of the Directors and certain Executive
                   Officers of the Company.

------------------------

*        Filed herewith.